Exhibit 12.1

Albemarle Corporation

Computation of Earnings to Fixed Charges

(In Thousands Except for Ratios)

	Six Months Ended June 30,		Year Ended December 31,
	Pro Forma 2004(1)	2004	Pro Forma 2003(1)	2003	2002	2001	2000	1999
Earnings
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$57,146	$49,896	$112,504	$91,443	$104,501	$97,841	$146,162	$129,760
Fixed Charges
Interest expense (before capitalized interest)	15,770	2,997	31,591	5,530	5,395	6,309	7,190	10,357
Portion (1/3) of rents representing interest factor	2,877	2,708	5,729	5,416	4,866	4,513	4,426	4,613

Total fixed charges	18,647	5,705	37,320	10,946	10,261	10,822	11,616	14,970

Amortization of capitalized interest	578	540	1,369	1,287	1,419	1,484	1,495	1,440
Interest capitalized	(662)	(79)	(964)	(154)	(325)	(773)	(1,192)	(1,978)
Minority interest in consolidated subsidiaries	(2,378)	(2,378)	(2,564)	(2,564)	(2,137)	—	—	—

Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges, amortization of capitalized interest, less interest capitalized and minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	$73,331	$53,684	$147,663	$100,958	$113,719	$109,374	$158,081	$144,192

Ratio of earnings to fixed charges	3.9 x	9.4 x	4.0 x	9.2 x	11.1 x	10.1 x	13.6 x	9.6 x

(1)	Reflects the acquisition by Albemarle Corporation (the “Company”) of the refinery catalysts business of Akzo Nobel N.V. on July 31, 2004, the completion of the financings related to the acquisition, the refinancing of the Company’s then-existing credit agreement and the payment of related fees and expenses as if such transactions had occurred on January 1, 2003.